EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Amounts in millions

	Years Ended June 30
	2008		2007		2006		2005		2004
EARNINGS, AS DEFINED

Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$16,120		$14,746		$12,419		$9,954		$9,010

Fixed charges, excluding capitalized interest	1,604		1,428		1,242		924		719

TOTAL EARNINGS, AS DEFINED	$17,724		$16,174		$13,661		$10,878		$9,729

FIXED CHARGES, AS DEFINED

Interest expense (including capitalized interest)	$1,546		$1,374		$1,153		$869		$629
1/3 of rental expense (1)	137		124		122		90		90

TOTAL FIXED CHARGES, AS DEFINED	$1,683		$1,498		$1,275		$959		$719

RATIO OF EARNINGS TO FIXED CHARGES	10.5	x	10.8	x	10.7	x	11.3	x	13.5	x

(1)	Considered to be representative of interest factor in rental expense.